EXHIBIT 11.1
TLC VENTURES CORP.
(the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

I.	BUSINESS

The Company is a mineral exploration and mine development company focused on the acquisition, advancement and development of global precious and base metal assets.

II.	GENERAL PRINCIPLES OF CONDUCT

The Company has adopted this Code of Business Conduct and Ethics (the ”Code”) for the purpose of fostering a climate of honesty and integrity. The Code reflects the Company’s commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies of ethical conduct to which all directors, officers and employees are expected to adhere in the conduct of the Company’s business.

The Company requires the highest standards of professional and ethical conduct from its directors, officers and employees. The Company’s reputation with its shareholders and prospective investors for honesty and integrity is key to the success of its business. No director, officer or employee will be permitted to achieve results through violations of laws, rules or regulations, or through unscrupulous dealings.

It is the Company’s intention that its business practices will be compatible with the laws, rules and regulations as well as the economic and social priorities of each location in which the Company operates. Although customs vary by country and standards of ethics may vary in different business environments, honesty and integrity must always characterize its business activities. If a law conflicts with a policy in the Code, the law must be complied with; however, if a local custom or policy conflicts with the Code, the Code must be complied with.

In addition to following the Code in all aspects of the Company’s business activities, each individual is expected to seek guidance in any case where there is a question about compliance with both the letter and the spirit of the Company’s policies and applicable laws. The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles as guidance to all directors, officers and employees of the Company. The Code does not supersede the specific policies and procedures that are covered in the Company’s operating manuals or in separate specific policy statements. References in the Code to the “Company” means the Company and all of its subsidiaries and affiliates. Reference to “employees” includes independent contractors.

Those directors, officers and employees who violate the standards set forth in the Code will be subject to disciplinary action up to and including dismissal.

III.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Compliance with the letter and spirit of all applicable laws, rules and regulations is critical to the Company’s reputation and continued success. All directors, officers and employees are required to respect and comply with the all applicable laws, rules and regulations of the cities, provinces, states and countries in which the Company operates and to avoid even the appearance of impropriety. Individuals are not expected to know the details of all of these laws, but it is the individual’s responsibility to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Company may hold information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

IV.	CONFLICTS OF INTEREST

Directors, officers and employees must perform their responsibilities in a manner that avoids any real or apparent conflict of interest between their private interest and the interests of the Company.

A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of the Company. A conflict situation can arise when a director, officer or employee takes action or actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.

Given that the directors and officers are engaged in a wide range of activities, each director and officer is required to disclose to the Company any interest in a material contract or transaction or proposed material contract or transaction with the Company or the fact that such person is a director or officer of, or otherwise has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company. Such disclosure is required to be made at the first meeting at which a proposed contact or transaction is considered. In any case, a Director who has made disclosure to the foregoing effect is not entitled to vote on any resolution to approve the contract or transaction unless the contract or transaction is one relating primarily to his remuneration as a director, one for indemnity or one for insurance.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved by the Board of Directors. It is not always easy to determine whether a conflict of interest exists, therefore any potential conflicts of interests should be reported immediately to senior management or the Company’s general legal counsel.

V.	CORPORATE OPPORTUNITIES

Directors, officers and employees are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Directors, officers and employees are also prohibited from competing with the Company directly or indirectly.

Directors, officers and employees owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises.

VI.	CONFIDENTIALITY

Directors, officers and employees must maintain and protect the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment with the Company, except when disclosure is authorized or legally mandated. Directors, officers and employees are required to execute a confidentiality agreement upon employment and from time to time during the course of employment. The obligation to preserve confidential information continues even after the individual’s association with the Company is discontinued.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to the Company.

VII.	PROTECTION AND PROPER USE OF COMPANY ASSETS

Directors, officers and employees must endeavour to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft must be immediately reported for investigation.

Company assets, such as equipment, funds or computers, may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to the Company’s competitors. Examples of proprietary information include intellectual property, such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, proprietary geological concepts, engineering and manufacturing ideas, designs, contact lists, databases, records, salary information and any unpublished geological, geophysical, geochemical, financial data or reports. Unauthorized use or distribution of this information is a violation of Company policy. It may also be illegal and may result in civil and criminal penalties. The obligation to preserve proprietary information continues even after the individual leaves the Company.

VIII.	FAIR DEALING

The Company seeks to outperform its competition fairly and honestly and to acquire, explore and develop mineral projects in a fair and honest manner. The Company seeks competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information obtained without the owner’s consent or inducing the disclosures of proprietary information or trade secrets by past or present employees of other companies is prohibited. Each director, officer and employee should endeavour to deal fairly with the Company’s business associates, option partners, joint venturers, suppliers, competitors, security holders and employees. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

IX.	DISCRIMINATION AND HARASSMENT

The Company values the diversity of its employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker’s conduct makes them uncomfortable, and to report harassment when it occurs. Threats or acts of violence or physical intimidation are prohibited and will be severely dealt with by the Company.

X.	SAFETY AND HEALTH

The Company is responsible for maintaining a safe and healthy workplace by following safety and health rules and practices. The Company is committed to keeping its workplaces and project areas free from hazards. Employees must report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person.

In order to protect the safety of all employees, employees must report to work in condition to perform their duties and free from the influence of any substance that could prevent them from conducting work activities safely and effectively. The use of alcohol or illegal drugs in the workplace is prohibited. Likewise, employees are prohibited from being under the influence of alcohol or illegal drugs during the course of their duties.

XI.	RECORDKEEPING

Honest and accurate recording and reporting of information is critical to the Company’s financial reporting and its ability to make responsible business decisions. The Company’s accounting records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others. The Company’s financial statements and the books and records on which they are based must truthfully and accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All directors, officers and employees have a responsibility to ensure that the Company’s records, including accounting records, do not contain any false or intentionally misleading entries. The Company does not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

All Company books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Company transactions and must conform to both applicable legal requirements and the system of internal controls of the Company. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications may become public through legal or regulatory investigations or the media. Exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies must be avoided. This applies to communications of all kinds, including email and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company’s records retention policy.

XII.	USE OF E-MAIL AND INTERNET SERVICES

The Company provides E-Mail systems and Internet services to its employees for the purpose of conducting business. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Directors, officers and employees may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit material or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. “Flooding” the Company’s systems with junk mail and trivia hampers the ability of these systems to handle legitimate Company business and is prohibited.

Directors, officers and employees should not download copyrighted materials, should not copy material that is not licensed to the Company and should follow the terms of a licence when using material that is licenced to the Company. No changes should be made to licensed materials without the prior consent of the Company. In addition, all individuals are prohibited from downloading games and screensavers as these are common sources of viruses.

Messages (including voice and electronic mail) and computer information are considered the Company’s property and the individual should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. It is the individual’s responsibility to use good judgment, and to not access, send messages or store any information that he or she would not want to be seen or heard by other individuals.

XIII.	POLITICAL ACTIVITIES AND CONTRIBUTIONS

The Company respects and supports the right of its employees to participate in political activities. However, these activities should not be conducted on Company time or involve the use of any Company resources such as telephones, computers or supplies. Directors, officers and employees will not be reimbursed for personal political contributions.

The Company may occasionally express its views on local and national issues that affect its operations. In such cases, Company funds and resources may be used, but only when permitted by law and within the Company’s strict guidelines.

Contributions, donations or gifts to a politician, political candidate or party (or affiliated organization, such as a charity sponsored by a politician, political candidate or party) by the Company or any of its directors, officers or employees on behalf of the Company are prohibited.

XIV.	GIFTS AND ENTERTAINMENT

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise — or appear to compromise — the Company’s ability to make objective and fair business decisions.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons. No gift or entertainment should ever be offered, given, provided or accepted by any director, officer or employee of the Company, or by any family member of a director, officer or employee of the Company, unless it:

(a)	is not a cash gift;

(b)	is consistent with customary business practices;

(c)	is not excessive in value;

(d)	cannot be construed as a bribe or payoff; and

(e)	does not violate any applicable laws or regulations.

It is the individual’s responsibility to discuss with his or her supervisor any gifts or proposed gifts should the propriety of the gift be in question.

XV.	WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of the Code with respect to a director or officer of the Company may be made only by the Board of Directors in writing. Any such waiver will be promptly disclosed to the extent required by applicable law or stock exchange regulation.

XVI.	REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR

The Company is committed to compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices to ensure fair and accurate reporting of financial matters.  All directors, officers and employees have a responsibility to report suspected violations of these laws and practices.  In particular, any employee with credible information relating to fraud or misrepresentation of financial records should report his or her concerns immediately.  Such reports can be made and discussed directly with the Company’s Chairperson of its Audit Committee or legal counsel, or if the employee wishes to remain anonymous, deliver a written report to the Chairperson of the Company’s Audit Committee or legal counsel.

Reports by employees will be promptly investigated and appropriate corrective action will be taken if warranted by the investigation. Reports by employees will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

It is the Company’s policy that there shall be no retaliation of any kind by any officer, employer or agent of the Company against any employee who raises concerns.

XVII.	CODE OF ETHICS FOR CEO AND SENIOR FINANCIAL OFFICERS

In addition to the Company’s Code, the CEO and Senior Financial officers are subject to the following specific policies:

1.    The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the regulatory authorities.  It is the responsibility of the CEO and each senior financial officer to promptly bring to the attention of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Audit Committee in fulfilling its responsibilities as specified in the Company’s Audit Committee Charter.

2.    The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee any information he or she may have concerning

(a)	significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.    The CEO and each senior officer shall promptly bring to the attention of the Company’s legal counsel or the CEO and to the Audit Committee any information he or she may have concerning any violation of the Company’s Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.    The CEO and each senior officer shall promptly bring to the attention of the Company’s legal counsel or the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Company’s Code or of these additional procedures.

5.    The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Company’s Code or any of these additional procedures by the CEO and the Company’s senior financial officers.  Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Company’s Code and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay (as determined by the Board) and termination of the individual’s employment or contractual engagement with the Company.  In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrences, or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

XIII.	COMPLIANCE PROCEDURES

The Code cannot, and is not intended to, address all of the situations that may be encountered. There will be occasions whereby circumstances will not be covered by policy or procedure and where a judgment as to the appropriate course of action must be made.

Since every situation that may arise cannot be anticipated, it is important for the Company to set forth general procedures to approach a new question or problem. The individual is expected to keep these steps to keep in mind:

•	Make sure you have all of the facts. In order to reach the right solutions, you must be as fully informed as possible.

•
Ask yourself what you are specifically being asked to do. This analysis will enable you to focus on the specific issues that are raised and the available alternatives. Use your judgment and common sense. If something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and to discuss the problem.

•
Discuss the problem with your supervisor. This approach is best in most if not all situations. Your supervisor may be more knowledgeable about the issue and will appreciate being brought into the process. It is a supervisor’s responsibility to help you to solve problems.

•
Seek help from Company resources. In the rare instance in which it may not be appropriate to discuss an issue with your supervisor, or in which you feel uncomfortable approaching your supervisor, discuss the problem with the Company’s general legal counsel. If you prefer to write, address your concerns to the Company’s general legal counsel or your country Manager, President & CEO, Chief Financial Officer or the Chairman of the Audit Committee.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, the Company will protect your anonymity. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Ask first. If you are unsure of the proper course of action, seek guidance before you act.

It is the Company’s policy to strive to ensure that all questions or concerns are handled fairly, discreetly and thoroughly. All suspected cases of fraud will be reported to the Audit Committee and the Board of Directors.

XIX.	OTHER POLICIES

The Company expects its directors, officers and employees to exercise common sense and reasonable judgment in the performance of their duties and responsibilities. This requires the use of diligence in complying with the Company’s internal policies as they currently exist and as such new policies are developed and released.